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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Laureate Education, Inc.
(Name of Subject Company—(Issuer))

L Curve Sub Inc.
M Curve Sub Inc.
Douglas L. Becker
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity L.P.
KKR 2006 Limited
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Capital Partners II, L.P.
Sterling Capital Partners III, L.P.
(Names of Filing Persons—(Offeror(s)))

R. Christopher Hoehn-Saric
Eric D. Becker
Steven M. Taslitz
Sterling Laureate Rollover, LP
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

David J. Sorkin, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey R. Patt, Esq.
Katten Muchin Rosenman LLP
525 West Monroe
Chicago, IL. 60661
Telephone: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$3,467,004,062	$106,438

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 51,956,902 shares of common stock, par value $0.01 per share, at $62.00 per share. The transaction value also includes the offer price of $62.00 multiplied by 3,962,599, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $106,438

Filing Party: L Curve Sub Inc., M Curve Sub Inc. and other filers.

Form or registration No.: Schedule TO-T

Date Filed: June 8, 2007

Note:    Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007. The filing fee in the amount of $3,999 reflecting the increase in the amount of the transaction value was paid in connection with the filing of the Schedule TO-T on June 8, 2007.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 8, 2007, as amended by Amendment No. 1 thereto filed on June 12, 2007 and Amendment No. 2 thereto filed on June 26, 2007 (as amended, the "Schedule TO"), on behalf of L Curve Sub Inc. and M Curve Sub Inc. (each a "Purchaser", and together the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, and other filing persons relating to the offer by the Purchasers to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc. ("Laureate" or the "Company"), at a purchase price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2007 (the "Offer to Purchase"), and the related Letter of Transmittal, as they may be supplemented or amended from time to time.

        As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 3, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 3 to Schedule TO together with the Schedule TO.

Item 11. Additional Information

(1)
The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

  The Tender Offer—Section 12 ("Certain Legal Matters; Required Regulatory Approvals")

    The following will be added to the end of the last paragraph of this section:

    On June 13, 2007, following the commencement of the Offer, Plaintiffs filed a Second Amended Consolidated Complaint, naming only Laureate and the directors of Laureate as Defendants, and alleging a single count of breach of fiduciary duty. On June 15, 2007, the remaining Defendants served a joint motion to dismiss the Second Amended Consolidated Complaint. The court held a hearing on the motion on June 22, 2007. On June 26, 2007, the court granted the joint motion to dismiss with prejudice, holding that Maryland law does not permit a direct action against corporate directors for alleged violations of fiduciary duties.

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SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 28, 2007

DOUGLAS L. BECKER
/s/ DOUGLAS L. BECKER

R. CHRISTOPHER HOEHN-SARIC
/s/ R. CHRISTOPHER HOEHN-SARIC

STEVEN M. TASLITZ
/s/ STEVEN M. TASLITZ

ERIC D. BECKER
/s/ ERIC D. BECKER

STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner

By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director
KKR 2006 LIMITED
By:	/s/ HENRY R. KRAVIS
Name: Henry R. Kravis Title: Director

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L CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
M CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Director
BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ PAUL A. BRADSHAW
Name: Paul A. Bradshaw Title: Director

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CITIGROUP PRIVATE EQUITY LP
By:	/s/ TODD E. BENSON
Name: Todd E. Benson Title: Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ IAN K. SNOW
Name: Ian K. Snow Title: Authorized Signatory
STERLING LAUREATE, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING CAPITAL PARTNERS III, L.P.
By:	SC Partners III, L.P., its general partner

By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director

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SIGNATURES